SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 6 August 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 26 July 2004
99.2	Transaction in Own Shares dated 26 July 2004
99.3	Transaction in Own Shares dated 27 July 2004
99.4	Transaction in Own Shares dated 28 July 2004
99.5	Transaction in Own Shares dated 29 July 2004
99.6	Transaction in Own Shares dated 30 July 2004
99.7	Transaction in Own Shares dated 02 August 2004
99.8	Transaction in Own Shares dated 03 August 2004
99.9	Transaction in Own Shares dated 04 August 2004
99.10	Transaction in Own Shares dated 05 August 2004

Exhibit 99.1

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that on 23 July 2004 it purchased for cancellation 500,000 of its ordinary shares at a price of 583.1730p per share.

Exhibit 99.2

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 450,000 of its ordinary shares at a price of 580.1680p per share.

Exhibit 99.3

27th July 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 365,000 of its ordinary shares at a price of 573.708p per share.

Exhibit 99.4

28th July 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 575.4585p per share.

Exhibit 99.5

29th July 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 585.8p per share.

Exhibit 99.6

30th July 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,000,000 of its ordinary shares at a price of 583.975p per share.

Exhibit 99.7

2nd August 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 275,000 of its ordinary shares at a price of 585p per share.

Exhibit 99.8

3rd August 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 600,000 of its ordinary shares at a price of 593.75p per share.

Exhibit 99.9

4th August 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,000,000 of its ordinary shares at a price of 592.755p per share.

Exhibit 99.10

5th August 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 830,000 of its ordinary shares at a price of 588.2289p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	6 August 2004